

Mail Stop 7010

April 16, 2007

Via U.S. Mail and Fax (209) 467-6709

Mr. Seth Halio
Chief Financial Officer
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087

> **Re: Diamond Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 13, 2006**
> **File No. 0-51439**

Dear Mr. Halio:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            /s/ April Sifford

                            April Sifford
                            Branch Chief Accountant